# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Algorhythm Holdings, Inc., CIK 0000923601
CUSIP: 829322403
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6301 NW 5th Way, STE 2900, Fort Lauderdale, Florida (FL), 33309
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001104659-21-107284
Filed by CIK 0001877714
Persons authorized to receive notices and communications: Lloyd Feldman, 730, rue Wellington, Montreal, Quebec Canada (A8), H3C 1T4, 514-664-1244

## Reporting persons
- Stingray Group Inc. (CIK 0001877714): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 2,722; sole dispositive power 0; shared dispositive power 2,722; aggregate amount beneficially owned 2,722 (0.1% of the class)
- Eric Boyko (CIK 0001877716): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 2,722; sole dispositive power 0; shared dispositive power 2,722; aggregate amount beneficially owned 2,722 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Algorhythm Holdings, Inc.
Address of issuer's principal executive offices: 6301 NW 5th Way, STE 2900, Fort Lauderdale, Florida (FL), 33309

## Item 2. Identity and Background
Name of person filing: Stingray Group Inc.
Residence or business address: 730 Rue Wellington, Montreal, Quebec, H3C 1T4
Present principal occupation or employment: Music streaming and broadcasting.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Corporation organized under the Canada Business Corporations Act.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Amendment No. 3 (this "Amendment") relates to the shares of Common Stock, par value $0.01 per share (the "Common Stock") of Algorhythm Holdings, Inc. (the "Issuer"), and amends and supplements the initial Statement on Schedule 13D, filed on August 18, 2021 (the "Statement", as amended by an Amendment No. 1 filed on May 26, 2022, and as further amended by an Amendment No. 2 filed on November 24, 2023). This Amendment is filed by Stingray Group Inc., a corporation incorporated under the laws of Canada and governed by the Canada Business Corporations Act ("Stingray"), and Eric Boyko, an individual ("Boyko", and together with Stingray, the "Reporting Persons"). The Statement, as so amended by this Amendment, is referred to herein as the "Schedule 13D". The joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 18, 2025, pursuant to a Stock Repurchase Agreement entered into between Stingray and the Issuer as of December 3, 2024, Stingray sold to the Issuer 5,494 shares of Common Stock for a price per share equal to $0.26, payable by way of an issuance by the Issuer of a promissory note to Stingray.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 2,722 shares of common stock representing 0.1% of the Issuer's issued and outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: 2,722
Transactions in the class effected during the past sixty days: As of February 18, 2025, Stingray beneficially owned approximately 0.1% of the Issuer's outstanding shares of Common Stock. The foregoing percentage is based on 2,381,799 shares of Common Stock outstanding, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2025 and after taking into account a 1-for-200 reverse stock split of the Issuer's outstanding shares of Common Stock as reported in such Form 8-K. As of May 31, 2024, Boyko controlled, indirectly or directly, approximately 70.78% of the combined voting power of Stingray's outstanding shares. As a result, Boyko may be deemed to share beneficial ownership of the shares of Common Stock. The filing of this Schedule 13D shall not be deemed to constitute an admission by Boyko that he is the beneficial owner of any of the securities reported herein for purposes of Section 13(d) of Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: February 18, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is hereby incorporated by reference into this Item 6. On February 19, 2025, the Reporting Persons entered into a Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, a copy of which is attached to this Schedule 13D as Exhibit A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement to be added as Exhibit A.

## Signatures
- Stingray Group Inc.: /s/ Eric Boyko, President and Chief Executive Officer (02/19/2025)
- Eric Boyko: /s/ Eric Boyko, Eric Boyko (02/19/2025)